FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2007

Commission File Number: 333-121627

HARVEST ENERGY TRUST
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____            Form 40-F     X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____              No      X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

99.1	News release dated August 13, 2007 announcing second quarter financial and operating results.

99.2	Management’s Discussion and Analysis for second quarter 2007 filed on SEDAR August 13, 2007

99.3	Audited Financial Statements for second quarter 2007 filed on SEDAR August 13, 2007

99.4	News release dated August 10, 2007 announcing Harvest acquires 94.6% of Grand Petroleum shares

99.5	News release dated July 27, 2007 announcing Harvest takes control of Grand Petroleum and extends offer to purchase to August 9, 2007

99.6	CEO certification of annual filings of Harvest Energy Trust, dated August 13, 2007.

99.7	CFO certification of annual filings of Harvest Energy Trust, dated August 13, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: August 14, 2007	By: /s/ John Zahary
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	News release dated August 13, 2007 announcing second quarter financial and operating results.

99.2	Management’s Discussion and Analysis for second quarter 2007 filed on SEDAR August 13, 2007

99.3	Audited Financial Statements for second quarter 2007 filed on SEDAR August 13, 2007

99.4	News release dated August 10, 2007 announcing Harvest acquires 94.6% of Grand Petroleum shares

99.5	News release dated July 27, 2007 announcing Harvest takes control of Grand Petroleum and extends offer to purchase to August 9, 2007

99.6	CEO certification of annual filings of Harvest Energy Trust, dated August 13, 2007.

99.7	CFO certification of annual filings of Harvest Energy Trust, dated August 13, 2007.